Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2019

TABLE OF CONTENTS
2019 SECOND QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	7
Exploration Pipeline Properties	13
LIQUIDITY AND CAPITAL RESOURCES	14
OUTLOOK FOR 2019	16
ADDITIONAL INFORMATION	17
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	18

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 8, 2019 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2019. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2018. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2019 SECOND QUARTER PERFORMANCE HIGHLIGHTS

■
Commencement of ISR Field Testing at Wheeler River

During June 2019, the Company announced the commencement of In-Situ Recovery (‘ISR’) field testing, as part of an active summer 2019 field program planned for the Company’s 90% owned Wheeler River Uranium Project (‘Wheeler River’) in northern Saskatchewan, Canada. The ISR field test program is designed to collect an extensive database of hydrogeological data from the Phoenix deposit. The data will be used to evaluate the ISR mining conditions present at the deposit, and is expected to be incorporated into a detailed ISR mine plan, as part of the completion of a Feasibility Study (‘FS’) for the project. Other key components of the summer 2019 field program include the continuation and expansion of the collection of certain environmental baseline data to support the Environmental Impact Assessment (‘EIA’), and an exploration drilling program focused on the follow-up and expansion of unconformity-hosted uranium mineralization intersected along the K-West trend.

■
Initiation of the EIA for Wheeler River

During June 2019, Denison announced that the Canadian Nuclear Safety Commission (‘CNSC’) and the Saskatchewan Ministry of Environment (‘SK MOE’) accepted the Provincial Technical Proposal and Federal Project Description (the ‘PD’) submitted by Denison for the ISR uranium mining operation proposed for Wheeler River. Acceptance of the PD is the first formal step to commence the EIA process in accordance with the requirements of both the Canadian Environmental Assessment Act, 2012 (‘CEAA 2012’) and the Saskatchewan Environmental Assessment Act.

■
Execution of Memoranda of Understanding (‘MOUs’) with Local Communities for Wheeler River

As reported in the PD, Denison executed a series of MOUs, in support of the advancement of Wheeler River, with a number of Indigenous communities who assert that the project falls partially or entirely within their traditional territories, and where traditional land use activities are currently practiced within the local and regional area surrounding the project. These non-binding MOUs formalize the signing parties intent to work together in the spirit of mutual respect and cooperation in order to collectively identify practical means by which to avoid, mitigate, or otherwise address potential impacts of the project upon the exercise of Indigenous rights, Treaty rights, and other interests, as well as to facilitate sharing in the benefits that will flow from the project.

■
GoviEx Uranium Inc. (‘GoviEx’) (15.41% Denison owned) achieves significant milestone on the Madaouela Project (‘Madaouela’), entering into definitive agreements with the Republic of Niger

In July 2019, GoviEx announced that it had entered into definitive agreements with the Republic of Niger to finalize the commercial terms necessary to advance the development of Madaouela. As part of these agreements, the Republic of Niger receives a 10% working interest in Madaouela in exchange for the settlement of approximately USD$14,500,000 in claims due by GoviEx to the state – implying a valuation for the Madaouela Project of USD$145,000,000.

■
Denison Environmental Services (‘DES’) renews cornerstone environmental services contract with BHP Group Limited (‘BHP’)

Effective July 1, 2019, DES entered into a new two year services agreement with Rio Algom Limited, a subsidiary of BHP. Under the terms of the agreement, DES is responsible for carrying out the management and operation of nine of BHP’s decommissioned mine sites in Ontario and Quebec.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.51% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its DES division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2019	As at December 31, 2018

Financial Position:
Cash and cash equivalents	$14,581	$23,207

Working capital	$10,015	$19,221
Property, plant and equipment	$257,839	$258,291
Total assets	$302,278	$312,187
Total long-term liabilities(1)	$76,084	$77,455

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

	2019	2019	2018	2018
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$4,139	$3,976	$4,144	$3,729
Net loss	$(4,884)	$(5,335)	$(13,642)	$(3,884)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)

	2018	2018	2017	2017
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$4,104	$3,573	$4,536	$3,753
Net loss	$(5,583)	$(6,968)	$(1,833)	$(7,627)
Basic and diluted loss per share	$(0.01)	$(0.01)	$-	$(0.01)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake uranium mill as well as changes to the estimated mineral resources of the Cigar Lake mine.
●
Revenues from DES fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada,’ formerly AREVA Resources Canada Inc.) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

During the three and six months ended June 30, 2019, the McClean Lake mill processed 5.0 and 9.9 million pounds U3O8 for the CLJV, respectively (June 30, 2018 – 5.8 and 10.2 million pounds U3O8) and recorded toll milling revenue of $1,284,000 and $2,547,000, respectively (June 30, 2018 – $1,465,000 and $2,245,000). The decrease in toll milling revenue in the quarter ended June 30, 2019, as compared to the prior year quarter, is due to a decrease in pounds U3O8 processed by the mill in the second quarter of 2019 as compared to the second quarter of 2018. The increase in toll milling revenue in the six months ended June 30, 2019, as compared to the prior year period, is predominantly the result of an update to the published Cigar Lake mineral resource estimate in the first quarter of 2018 which resulted in the Company recording a negative non-cash cumulative catch-up accounting adjustment of $332,000, which reduced the recorded toll milling revenue. During the first quarter of 2019, the Company recorded a nominal $26,000 positive non-cash cumulative accounting adjustment related to the Cigar Lake mineral resource estimate update published in that quarter.

During the three and six months ended June 30, 2019, the Company also recorded accounting accretion expense of $801,000 and $1,601,000, respectively, on the toll milling deferred revenue balance (June 30, 2018 – $828,000 and $1,657,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With operations in Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to various customers.

Revenue from DES during the three and six months ended June 30, 2019 was $2,407,000 and $4,644,000 (June 30, 2018 - $2,140,000 and $4,518,000). The increase in revenue in the three and six months ended June 30, 2019, as compared to the prior period, was due to an increase in activity at certain care and maintenance sites in the second quarter of 2019.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three and six months ended June 30, 2019, revenue from the Company’s management contract with UPC was $448,000 and $924,000 (June 30, 2018 - $499,000 and $914,000). The decrease in revenues during the three months end June 30, 2019, compared to the prior year, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’), more than offset by a decrease in commission-based and discretionary fees. The increase in revenues during the six months ended June 30, 2019, compared to the prior year, was due to an increase in NAV-based management fees, partially offset by a decrease in commission-based and discretionary fees.

MANAGEMENT’S DISCUSSION & ANALYSIS

UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees was due to the increase in the average fair value of UPC’s uranium holdings during the three and six months ended June 30, 2019, compared to the prior year, resulting from both higher uranium spot prices and increased uranium holdings. The decrease in commission-based fees was due to a decrease in uranium purchases by UPC during the current period, as compared to the prior year. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, and also include certain adjustments, when applicable, to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake.

Operating expenses in the three and six months ended June 30, 2019 were $1,348,000 and $2,558,000, respectively (June 30, 2018 – $1,989,000 and $3,431,000), including depreciation expense relating to the McClean Lake mill of $886,000 and $1,741,000 (June 30, 2018 - $1,027,000 and $1,866,000), as a result of processing approximately 5.0 and 9.9 million pounds U3O8, respectively, for the CLJV (June 30, 2018 – 5.8 and 10.2 million pounds).

In the three and six months ended June 30, 2019, operating expenses also included development and other operating costs related to the MLJV of $462,000 and $817,000 (June 30, 2018 – $963,000 and 1,566,000), predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

Environmental Services

Operating expenses during the three and six months ended June 30, 2019 totaled $2,251,000 and $4,303,000 respectively (June 30, 2018 - $1,896,000 and $3,920,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The increase in operating costs during the three and six months ended June 30, 2019, as compared to the prior period, is due to the increase in care and maintenance activities at certain care and maintenance sites.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the three and six months ended June 30, 2019, Denison’s share of exploration and evaluation expenditures were $3,026,000 and $7,255,000, respectively (June 30, 2018 - $3,870,000 and $10,124,000). The decrease in exploration and evaluation expenditures during the three and six months ended June 30, 2019, compared to the prior period, was predominantly due to a decrease in winter exploration activities, partly offset by an increase in evaluation expenditures.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). The following table summarizes the 2019 exploration and evaluation activities completed as at June 30, 2019. The exploration drilling relates to the Company’s winter 2019 exploration program completed during the first quarter of 2019. The evaluation drilling relates to the Wheeler River ISR field test, which commenced in June 2019. All exploration and evaluation expenditure information in this MD&A covers the three and six months ending June 30, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s Ownership	Exploration Drilling(5)	Evaluation Drilling	Other Activities
Wheeler River	90%(1)	7,434 m (14 holes)	3,153 m (13 holes)(6)	ISR Field Test Well Installations, Engineering, EIA
Waterbury Lake	66.51%(2)	5,735 m (15 holes)	-
Hook-Carter	80%(3)	4,797 m (6 holes)	-
Waterfound River	14.42%(4)	5,110 m (7 holes)	-
Total		23,076 m (42 holes)	3,153 m (13 holes)
1.
JCU (Canada) Exploration Company Limited (“JCU”) is currently funding its 10% portion of exploration and evaluation expenditures and therefore ownership interests are not expected to change during 2019.
2.
The Company’s ownership as at June 30, 2019. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), has elected not to fund the 2019 exploration program.
3.
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first $12.0 million in expenditures on the project.
4.
Denison’s ownership interest as at December 31, 2018. Denison elected not to fund its share of the $1,600,000 drilling program planned for 2019 by the operator, Orano Canada. Accordingly, Denison’s ownership interest will decrease.
5.
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
6.
Evaluation drilling at Wheeler River relates to the widening (reaming) of existing exploration drill holes, or the drilling of new holes, for the purposes of ISR field testing. Reported metres reflect evaluation drill holes completed to the end June 2019. The target horizons for the evaluation drill holes ranged between 30 m and 420 m.

The Company’s land position in the Athabasca Basin, as of June 30, 2019, is illustrated in the figure below. The size of the Company’s Athabasca land package decreased during the second quarter of 2019 from 311,908 hectares (291 claims) to 305,305 hectares (212 claims) due to the lapsing of claims belonging to the Bell Lake and Perpete Lake properties. The reduction in the number of claims also relates to the amalgamation of 82 claims related to the Hook-Carter project into 6 claims without any change in the hectares for the property.

Denison Mines
Denison Mines' Athabasca Properties
June 30, 2019
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Waterfound North
Wolly
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Park Creek
Hook-Carter
Jasper Lake
West Bear
Epp Lake
Marten
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Crawford Lake
Perpete Lake
South Dufferin
Ford Lake
Brown Lake
Key Lake
50 km

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project

Project Highlights:

●
PFS results suggest Phoenix may become the lowest cost uranium mining operation globally

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. The PFS was completed in accordance with NI 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax net present value (‘NPV’) of $1.31 billion (8% discount rate), internal rate of return (‘IRR’) of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs to Denison of $290.3 million.

On December 18, 2018, Denison reported that the Company's Board of Directors and the Wheeler River Joint Venture (‘WRJV’) approved the advancement of Wheeler River, following a detailed assessment of the PFS results. In support of the decision to advance Wheeler River, plans for 2019 include the initiation of the EIA process as well as engineering studies and related programs required to advance the high-grade Phoenix deposit as an ISR mining operation.

●
Environmental advantages of the proposed Wheeler River ISR mine

The Company's evaluation of the ISR mining method has identified several significant environmental and permitting advantages – particularly when compared to the impacts associated with conventional uranium mining in Canada. The Project's ISR mining operation is expected to produce no tailings, generate very small volumes of waste rock, and has the potential for low volumes or possibly no water discharge to surface water bodies, as well as the potential to use the existing power grid to operate on a near zero carbon emissions basis. The proposed use of a freeze wall, to encapsulate the ore zone and contain the mining solution used in the ISR operation, streamlines the mining process, minimizes interaction with the environment, and facilitates controlled reclamation of the site at decommissioning. Taken together, the Project has the potential to be one of the most environmentally friendly uranium mining and processing operations in the world. Owing largely to these benefits, engagement with local Indigenous communities, the public, and federal and provincial representatives, to date, has been encouraging regarding the use of ISR mining.

●
The largest undeveloped uranium project in the eastern Athabasca Basin

Upon completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources.

●
Probable mineral reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

●
Indicated mineral resources (inclusive of reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

●
Inferred mineral resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

●
Potential for resource growth

Outside of the Phoenix and Gryphon deposits, Wheeler River has significant exploration potential for the discovery of additional high-grade uranium deposits. The Project’s significant repository of geophysical and historic drilling data has facilitated the identification of numerous high-priority regional target areas in accordance with the Company’s latest exploration models.

MANAGEMENT’S DISCUSSION & ANALYSIS

Many of the target areas have the potential to host high-grade unconformity-hosted deposits, similar to Phoenix, that may be amenable to the use of the low-cost ISR mining method identified for the Phoenix deposit in the Company’s PFS. Following almost ten years of exploration drilling focused largely on the Phoenix and Gryphon deposits, a multi-year plan has been developed to explore these target areas, which commenced in 2018, and is continuing in 2019.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During the three and six months ended June 30, 2019, Denison’s share of evaluation costs at Wheeler River amounted to $2,237,000 and $2,679,000, respectively (June 30, 2018 - $943,000 and $1,809,000), which consisted primarily of work related to the planning and implementation of the 2019 ISR field test, other engineering activities in support of a FS, and activities related to the EIA process.

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

ISR Field Test

As outlined in the Company’s PFS completed in late 2018, additional field work is required to increase confidence and reduce risk associated with the application of the ISR mining method at Phoenix. Previous field and laboratory testing, completed as part of the PFS, indicated that flow of mining solution through the ore zone is expected to be viable at rates envisaged for the planned rate of production. The field work planned for 2019 is focused on in-situ testing within and surrounding the orebody – using water to evaluate hydraulic conditions that can be used to assess mining solution flow between a series of test wells. The information collected through this process is expected to increase the overall confidence of the application of ISR mining and facilitate detailed mine planning as part of a FS.

Denison engaged Petrotek Corporation (‘Petrotek’) to facilitate the design and implementation of ISR field testing at Phoenix. Petrotek specializes in technical evaluation and field operations regarding subsurface fluid flow and injection projects, with experience ranging from feasibility studies to facility operation. The firm has more than 20 years of experience in the ISR uranium mining industry and currently provides consulting services to each of the ISR uranium miners in the United States.

Petrotek and Denison designed an ISR field testing program specific to the unique geological characteristics of the Phoenix deposit. The testing program aims to provide hydrogeological testing across four areas (‘Test Areas’) of Phoenix Zone A, covering approximately 65% of the Indicated Mineral Resource estimated for the deposit, as shown in the figure below. The Test Areas have been selected with the objective of covering each of the various fluid flow domains, and combinations thereof, expected to exist within the deposit. The domains have been defined from detailed geological databases and associated models, such that the Test Areas are collectively representative of the deposit as a whole. Data acquired from the ISR field testing program will be utilized to create an integrated hydrogeological model, which will form the basis for ISR wellfield and freeze dome design necessary for the FS and to support the EIA process.

MANAGEMENT’S DISCUSSION & ANALYSIS

The objective within each Test Area will be to efficiently establish the fundamental hydraulic characteristics of the orebody, the overlying sandstone and overburden formations, and the underlying basement rocks. This will be achieved through the installation of several near-vertical HQ and PQ sized wells between seven and 15 metres apart and the subsequent pumping, injection and monitoring of ground water to establish the hydraulic connectivity between wells. The program will utilize existing exploration drill holes for well installation, where possible. Certain large-diameter wells, commencing with one well per Test Area, are also planned to determine optimal drilling and installation methodologies for the “commercial-scale wells” expected to be used for production. At this stage, the large-diameter wells are designed to allow for the insertion of larger pumps and additional downhole equipment that will facilitate commercial scale pump and injection tests and the evaluation of certain permeability enhancement techniques.

Additional supportive permeability and porosity tests are planned through the ore zone, and are expected to include hydraulic conductivity tests (packer testing) and downhole geophysics (nuclear magnetic resonance and neutron), where borehole conditions allow. Mineralized core samples from the orebody, obtained from new drill holes or by wedging from existing boreholes, will be subject to detailed onsite geological and geotechnical logging and permeability (permeameter) testing, and will be preserved to facilitate future planned laboratory-based metallurgical test work.

During June 2019, Denison initiated testing within Test Area 1 and plans to advance to Test Area 2 during the summer 2019 program, with the remaining Test Areas (Test Area 3 and 4) to be completed in a subsequent program. During June 2019 a total of 13 HQ and PQ sized wells were drilled and installed successfully, with a further 16 HQ and PQ wells and two commercial scale (large diameter) wells planned to be completed during the balance of the summer 2019 program. Once the test wells have been completed, field activities will transition to focus on the execution of a series of hydraulic tests, collecting data under various baseline, pumping, and injection scenarios in each of Test Area 1 and Test Area 2.

To date, indications are that the cost of the ISR field test program will be higher than anticipated. Refer to the 2019 Outlook for further details.

Other Engineering Activities

To optimize future work leading into the FS, a series of third party reviews were initiated in the first quarter of 2019 on key aspects of the PFS designs – including capital cost estimates, surface facilities designs, earthworks designs related to the Phoenix site, electrical designs for the Phoenix operation, as well as certain elements of the Gryphon mine design. Third party reviews related to earthworks designs for the Phoenix site and certain reviews for the Gryphon mine were completed during the second quarter of 2019, with certain other reviews ongoing.

Environmental and Sustainability Activities

Initiation of EIA Process

In June 2019, the Company announced that the CNSC and the SK MOE had accepted the PD submitted by Denison for the ISR uranium mine and processing plant proposed for Wheeler River.

Acceptance of the PD is the first formal step to officially commence the EIA process in accordance with the requirements of both CEAA 2012 and The Environmental Assessment Act (Saskatchewan). The PD outlines the major components of the Project and the potential interactions with the environment. The executive summary of the PD is available in English, French, Dene and Cree on the Company's website at www.denisonmines.com.

The CNSC and the SK MOE are expected to carry out a coordinated Federal-Provincial EIA that will follow the spirit of the Canada-Saskatchewan Agreement on Environmental Assessment Cooperation (2005), to the extent possible. The cooperation agreement allows for the production of a single Environmental Impact Statement for the Project (the "Project EIS"), which is intended to present the findings of the EIA in accordance with the requirements of both levels of government. A successful EIA process is critical to securing the approvals necessary to develop and operate a mine in Canada.

The Company identified the EIA process as a key element of the Project's critical path. Accordingly, Denison plans to initiate various studies and assessments as part of the EIA process, which is intended to culminate in the preparation of the Project EIS. The EIA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas. The EIA objectives are to minimize or avoid adverse environmental effects before they occur and incorporate environmental factors into the decision making processes. In addition to predictions made, effective monitoring programs will be developed based on the results of the assessments and implemented as part of the "plan, do, check, act" style system for continual improvement and adaptive management. The EIA work builds upon the comprehensive environmental baseline dataset Denison has prepared for the Project, as well as feedback collected from community engagement activities completed to date.

MANAGEMENT’S DISCUSSION & ANALYSIS

Environmental Baseline Data Collection

Baseline work completed during the second quarter of 2019 included ongoing monitoring of ambient radon and dust in the air, groundwater quality, and waste rock barrel leachate chemistry. Trail cameras were installed at various locations near the Wheeler River Project as part of the terrestrial environment program to better understand wildlife use of trails in the area.

Execution of MOUs with Local Communities

In June 2019, Denison announced that it had executed a series of MOUs with Indigenous communities in support of the advancement of Wheeler River. These Indigenous communities assert that the project falls partially or entirely within their traditional territories, and where traditional land use activities are currently practiced within the local and regional area surrounding the project.

These non-binding MOUs formalize the signing parties' intent to work together in a spirit of mutual respect and cooperation in order to collectively identify practical means by which to avoid, mitigate, or otherwise address potential impacts of the project upon the exercise of Indigenous rights, Treaty rights, and other interests, as well as to facilitate sharing in the benefits that will flow from the project. The MOUs provide a process for continued engagement and information-sharing and establish a platform to identify business, employment and training opportunities for the parties with respect to the project.

During the second quarter, the Company continued with its ongoing community consultation and engagement efforts – including meetings with community leadership and economic development groups, as well as informal correspondence with other interested parties.

Exploration Program

Denison’s share of exploration costs at Wheeler River were $199,000 and $1,774,000 during the three and six months ended June 30, 2019, respectively (June 30, 2018 – $1,434,000 and $4,561,000). Following the completion of the PFS in the third quarter of 2018, and given the highly encouraging results from the proposed Phoenix ISR operation, the 2019 exploration drilling program is focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional high-grade deposits which could form satellite ISR operations.

The winter 2019 exploration drilling program, conducted during the first quarter, included 7,434 metres in 14 drill holes and provided reconnaissance testing across several regional target areas, shown in the figure below. The program was highlighted by results from the southern portion of the K-West trend which included encouraging uranium and base metal sulphide intercepts together with other geological features commonly associated with unconformity-related uranium deposits (see Denison's press release dated May 1, 2019). These results, combined with previous results from the northern portion of the K-West trend (see Denison's press release dated November 12, 2018), indicate systematic follow-up drilling is warranted along this trend as many of the drill holes completed to date have not intersected the interpreted optimal target horizon, and the current drill hole spacing along strike ranges from 300 to 600 metres.

The summer 2019 exploration program is expected to consist of approximately 3,200 metres of diamond drilling in 10 holes. The drilling is expected to be focused on testing targets along section and along strike of the previous drill holes at K-West.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gryphon Deposit
Phoenix Deposit
Moon Lake
Moon Lake South
Wheeler River
Russell Lake
Moore Lake
0.3 % U_3O_8 /1.0 m
4.7 % Co /1.0 m
3.7 % Ni /1.0 m
0.55 % Cu /1.0 m
1.2 % Cu /6.0 m
0.49 % Ni /6.0 m
0.07 % Co /6.0 m
N
Undershot optimal target
Overshot optimal target
0.08 % U_3O_8 /1.0 m
1.0% Cu /1.0 m
WR-733D1/D2
WR-733
WR-717
WR-741A
WR-728
WR-715
WR-716
WR-714
WR-663
WR-619A
6377000.00 Y
K West Trend
Gryphon Deposit
Overshot optimal target
6376000.00 Y
WR-753
ZK-09
Overshot optimal target
WR-754
0.025 % U_3O_8 /1.5 m
1.3 % Cu /4.0 m
0.13 % Ni /4.0 m
0.18 % Co /6.0 m
6375000.00 Y
WR-756
K West Fault
Gryphon Fault
Pelites
Semipelites
Graphitic Pelite
Quartzite
Pegmatite
Calc-silicate
Granite
Gryphon Mineralization
Historic Drill Hole
Structural corridors
Property Boundary
1 km
Unconformity Mineralization Pierce Point
Basement Mineralization Pierce Point
Sandstone Anomalous Geochem/Alteration
Basement Anomalous Geochem/Alteration
6374000.00 Y
ZK-19
473000.00 X
474000.00 X

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the 2019 winter season, Denison carried out drilling programs at Waterbury Lake and Hook-Carter, and a winter drilling program at the Waterfound River project was carried out by the operator, Orano Canada. Results from the winter drilling programs were reported during the first quarter of 2019. No significant activity was carried out on Denison’s exploration pipeline properties during the second quarter of 2019, and no field programs are planned the remainder of 2019.

While spending on exploration pipeline projects has been reduced compared to prior years, exploration activities from Hook-Carter and Waterbury Lake continue to deliver encouraging results. In addition, the Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the planned objective of continuing to explore its highest priority projects with the potential to deliver significant and meaningful new discoveries.

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and six months ended June 30, 2019, total general and administrative expenses were $1,665,000 and $4,031,000, respectively (June 30, 2018 - $1,889,000 and $3,721,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the three months ended June 30, 2019, as compared to the prior period, is mainly due to a recovery of $450,000 related to a legal dispute. The increase in general and administrative expenses during the six months ended June 30, 2019, as compared to the prior period, was predominantly the result of an increase in share-based compensation expense related to restricted share units (‘RSUs’) and performance share units (‘PSUs’) issued in the second quarter of fiscal 2018, an increase in employee salaries and benefits, as well as an increase in non-recurring legal costs, offset by the legal recovery received during the second quarter of 2019.

OTHER INCOME AND EXPENSES

During the three and six months ended June 30, 2019, the Company recognized losses of $175,000 and $528,000 in other income/expense, respectively (June 30, 2018 – a gain of $138,000 and a loss of $3,318,000). The losses in the three and six months ended June 30, 2019 are predominantly due to losses on investments carried at fair value of $109,000 and $347,000, respectively (June 30, 2018 – gain of $230,000 and loss of $3,175,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter. The losses in the three and six months ended June 30, 2019, were mainly due to the write off of the Company’s investments in common share purchase warrants of GoviEx which expired unexercised in the quarter, as well as unfavourable mark-to-market adjustments on the Company’s investments in common shares of Skyharbour Resources Ltd.

EQUITY SHARE OF LOSS FROM ASSOCIATES

During the three and six months ended June 30, 2019, the Company recognized a gain of $71,000 and a loss of $206,000 from its equity share of its associate GoviEx (June 30, 2018 – gain of $433,000 and loss of $210,000). The gain in the three months ended June 30, 2019 is due to an equity loss of $185,000 more than offset by a dilution gain of $256,000 (June 30, 2018 – equity loss of $151,000 and dilution gain of $584,000). The loss during the six months ended June 30, 2019 is due to an equity loss of $460,000, offset by a dilution gain of $254,000 (June 30, 2018 – equity loss of 814,000 and dilution gain of $604,000). The equity losses in each period is based on the Company’s share of GoviEx’s net loss during the periods in question. The dilution gains and losses are the result of equity issuances completed by GoviEx, which reduced the Company’s ownership position in GoviEx from 16.21% at December 31, 2018 (18.72% at December 31, 2017), to 15.41% at June 30, 2019. The Company records its share of income or loss from associates a quarter in arrears, based on the most recent publicly available financial information, adjusted for any subsequent material publicly disclosed share issuance transactions that have occurred.

In July 2019, GoviEx announced the achievement of a significant milestone for the Madaoula project, which involved the execution of definitive agreements with the Republic of Niger to finalize the commercial terms necessary to advance the development of Madaouela. As part of these agreements, the Republic of Niger receives a 10% working interest in Madaouela (in addition to its existing 10% carried ownership of the project) in exchange for the settlement of approximately USD$14,500,000 in claims due by GoviEx to the state – implying a valuation for the Madaouela project of USD$145,000,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $14,581,000 at June 30, 2019 (December 31, 2018 – $23,207,000).

The decrease in cash and cash equivalents of $8,626,000 was due to net cash used in operations of $8,084,000, net cash used in investing activities of $807,000, offset by net cash provided by financing activities of $265,000.

Net cash used in operating activities of $8,084,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $807,000 consists primarily of expenditures for property, plant and equipment, an increase in restricted cash related to the Company’s funding the Elliot Lake reclamation trust fund, as well as the purchase of other portfolio investments.

Net cash provided by financing activities of $265,000 relates primarily to the cash received upon the exercise of employee stock options, offset by cash payments related to the Company’s lease obligations.

As at June 30, 2019, the Company has spent $4,215,000 towards its obligation to spend $5,000,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in November 2018.

Refer to 2019 OUTLOOK below for details of the Company’s working capital requirements for the remainder of 2019.

Revolving Term Credit Facility

On January 29, 2019, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2020 (‘2019 Credit Facility’). Under the 2019 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2019 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2019 Credit Facility.

Going Concern Assumption

At June 30, 2019, the Company does not have sufficient liquidity on hand to meet all its obligations over the next 12 months as they become due. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding.  The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future. These events and conditions indicate the existence of material uncertainties that may cast significant doubt as to the Company’s ability to continue as a going concern.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1 2019, a new management services agreement (‘MSA’) was entered into for a term of five years (the ‘Term’). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2019	2018	2019	2018

Management Fee Revenue
Base and variable fees	$447	$398	$921	$769
Discretionary fees	-	50	-	50
Commission fees	1	51	3	95
	$448	$499	$924	$914

At June 30, 2019, accounts receivable includes $247,000 (December 31, 2018 – $303,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at June 30, 2019, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.88%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

In May 2019, Denison funded a portion of the approved fiscal 2019 program for Waterbury Lake which has had the impact of further diluting KWULP’s interest in the WLULP. As a result, Denison earned an additional 0.59% interest in the WLULP, increasing Denison’s interest to 66.51% from 65.92%. The additional interest has been accounted for using an effective date of May 31, 2018 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $409,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
The Company provided a loan of $250,000 to GoviEx in late 2018. The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with the interest thereon.

●
During the three and six months ended June 30, 2019, the Company incurred investor relations, administrative service fees and other expenses of $64,000 and $85,000, respectively (June 30, 2018 – $26,000 and $92,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2019, an amount of $nil (December 31, 2018 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2019	2018	2019	2018

Salaries and short-term employee benefits	$(424)	$(401)	$(1,129)	$(853)
Share-based compensation	(611)	(417)	(1,115)	(722)
Termination benefits	(481)	-	(481)	-
	$(1,516)	$(818)	$(2,725)	$(1,575)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 8, 2019, there were 590,216,391 common shares issued and outstanding, stock options outstanding for 14,847,043 Denison common shares, 4,890,099 share units, and 1,673,077 share purchase warrants outstanding for a total of 611,626,610 common shares on a fully-diluted basis.

OUTLOOK FOR 2019

Refer to the Company’s annual MD&A for the year ended December 31, 2018 for a detailed discussion of the previously disclosed 2019 budget. During the second quarter, the Company increased its 2019 outlook for mineral property exploration and evaluation expense by $2,280,000.  The increase is related to higher than anticipated evaluation program costs, primarily driven by a scope change for the 2019 Wheeler River ISR field test program. Originally, the 2019 ISR field test program was intended to focus on achieving a relatively simple confirmation of permeability within the Phoenix deposit.  During the project planning phase, the scope of the field program was broadened to include the collection of an extensive database of hydrogeological data in and around the ore body, in order to build a comprehensive integrated hydrogeological model that will be used to support mine design, wellfield design and production planning in the future FS, and provide support for the EIA process. The increase in Wheeler River evaluation costs is offset by a decrease of $240,000 in exploration costs, as the result of a reduction in the summer exploration drilling program at Wheeler River. In addition, the Company has decreased its outlook for DES by $890,000, in order to reflect actual performance through the first half of 2019 and expected performance through the remainder of the year, on both care and maintenance activities and consulting projects. The remainder of the 2019 outlook remains unchanged from the previously disclosed 2019 budget.

(in thousands)	2019 BUDGET	CURRENT 2019 OUTLOOK	Actual to June 30, 2019(2)
Canada Mining Segment
Mineral Sales	970	970	-
Development & Operations	(3,640)	(3,640)	(1,229)
Mineral Property Exploration & Evaluation	(12,350)	(14,630)	(7,691)
	(15,020)	(17,300)	(8,920)
DES Segment
DES Environmental Services	1,520	630	266
	1,520	630	266
Corporate and Other Segment
UPC Management Services	1,920	1,920	924
Corporate Administration & Other	(5,170)	(5,170)	(2,575)
	(3,250)	(3,250)	(1,651)
Total(1)	$ (16,750)	$ (19,920)	$ (10,305)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has changed its accounting policies in its audited annual consolidated financial statements for the year ended December 31, 2018 for ‘Leases.’ On January 1, 2019, Denison adopted the provisions of IFRS 16 Leases (‘IFRS 16’) using the modified retrospective approach. As such, comparative information has not been restated and continues to be reported under International Accounting Standard 17 Leases (‘IAS 17’) and International Financial Reporting Interpretation Committee 4 Determining Whether an Arrangement Contains a Lease (‘IFRIC 4’). Denison’s new accounting policy for leases is as follows:

A.
Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●
the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

●
the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

●
the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either: (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The lease payments are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance. The Company accounts for the lease and non-lease components separately. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 12, 2019 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the projections made in the 2019 Outlook; the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of, and estimates and assumptions within, the PFS, statements regarding a FS and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 12, 2019 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (‘SEC’) does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. The estimates of mineral reserves in this MD&A have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7. Under the requirements of the SEC, mineralization may not be classified as a ‘reserve’ unless the determination has been made, pursuant to a ‘final’ feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC. Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.